File Number: 57501-0001

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

August 16, 2007

BY COURIER, FAX & FILED AS
EDGAR CORRESPONDENCE
MAIL STOP: 4561

The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
U.S.A.

Attention:	Mr. Craig D. Wilson, Senior Assistant Chief Accountant
Ms. Tamara Tangen, Senior Staff Accountant

Dear Mr. Wilson and Ms. Tangen:

Magenta Media (US) Inc.
Form 8-K
Filed on July 5, 2007
SEC File No. 0-52451

We write on behalf of Magenta Media (US) Inc. (the “Company” or “Magenta”) in response to Staff’s letter of July 20, 2007 signed by Craig D. Wilson, Senior Assistant Chief Accountant, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K filing (the “Comment Letter”). On behalf of the Company, we are pleased to respond to the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 8–K filed on July 5, 2007

1.

We note that your former independent registered public accounting firm resigned effective January 16, 2007 and that you engaged new independent registered public accountants on January 29, 2007. Subsequent to these events, by letter dated February 1, 2007, you requested acceleration of the effectiveness of a registration statement on Form SB-2 and the registration statement became effective on February 6, 2007. Tell us what consideration was given to the requirements of Item 23 of Form

SB-2 in determining that no amendment to the registration statement was necessary prior to your acceleration request to disclose the changes in your independent registered public accountants. We may have further comment.

In response to Staff’s comment, we confirm on behalf of the Company that the Company inadvertently failed to file an amended registration statement to provide the disclosure required by Item 23 of Form SB-2 to disclose changes in the Company’s independent registered public accountants prior to submitting a request for acceleration of the effectiveness of the Company’s Form SB-2 registration statement. Upon realization of this failure to comply with this disclosure requirement, the Company filed a Current Report on Form 8-K on July 5, 2007 (the “8-K”) in a good faith effort to provide such disclosure.

The Company understands that the changes in its independent registered public accountants pre-dated the Company’s reporting requirements under the 1934 Act and that such disclosure should have been provided in the Company’s Form SB-2 registration statement prior to the effective date; nonetheless, the Company filed the 8-K to provide such disclosure in a way that would be quickly and easily accessible to anyone seeking information regarding the Company. If the Staff determines that such disclosure pursuant to the 8-K is not sufficient, the Company would propose to file a prospectus supplement to the Company’s prospectus filed February 7, 2007 in order to provide such disclosure. In making this proposal, the Company notes that based on its review of the Company’s list of registered shareholders, there have been no sales of shares under the Form SB-2 registration statement to date. Accordingly, the filing of a prospectus supplement, together with delivery of the prospectus supplement with the original prospectus in connection with any sales, will ensure that full disclosure of the change of independent registered public accountants is made to all prospective purchasers who may purchase under the registration statement.

On behalf of the Company, we would like to take this opportunity to advise the Staff that the Company had been advised by Staley Okada that they resigned as the Company’s independent registered public accountants because Staley Okada merged with PricewaterhouseCoopers (“PWC”), and the Company did not meet PWC’s client intake profile. In addition, the Company has advised us that since its change in independent registered public accountants to the date hereof, the Company has not issued any securities and, as noted above, there have not been, to the Company’s knowledge, any transfers of the Company’s securities by any of the Company’s shareholders. As such, and because there were no disagreements between the Company and Staley Okada with respect to any accounting, financial statement disclosure or auditing matters (as noted in the Company’s 8-K), the Company respectfully submits that the Company’s inadvertent failure to disclose its change in independent registered public accountants in an amendment to the Company’s SB-2 registration statement prior to submitting an acceleration request has not had a negative impact on the Company’s current or potential shareholders. Nonetheless, the Company recognizes that a change with respect to its independent public registered accountants is a reportable event that should have been, and in the future will be, disclosed by the Company in an appropriate and timely fashion.

2.

We note also that on March 13, 2007 you filed your initial periodic report on Form 10-QSB. Tell us what consideration was given to the requirements of Item 5 of Form 10-QSB in determining that no disclosure of the changes in your independent registered public accountants was required. We may have further comment.

In response to Staff’s comment, we confirm that the Company inadvertently neglected to provide disclosure regarding the changes in its independent registered public accountants in its initial periodic report on Form 10-QSB (the “Initial 10-QSB”). The Initial 10-QSB was for the quarterly period ended December 31, 2006, and although the change in independent registered public accountants occurred subsequent to such period, the Company recognizes that a change with respect to its independent registered public accountants is a reportable event that should have been, and in the future will be, disclosed by the Company in an appropriate and timely fashion. As noted in the response to the Staff’s first comment above, upon realization that the Company had failed to provide disclosure regarding changes in its independent registered public accountants, the Company filed an 8-K on July 5, 2007 to provide such disclosure. If the Staff determines that such disclosure pursuant to the 8-K is not sufficient, the Company would propose to file an amendment to its Initial 10-QSB to provide such disclosure.

In addition to the responses set forth above, at the Staff’s request and in connection with responding to the Staff’s comments, the Company has provided the enclosed statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we thank the Staff for its attention to this matter. If you have any questions or require any additional information, please telephone the undersigned at (604) 691- 6839.

Yours truly,

/s/ Daniel D. Dex

Daniel D. Dex*
for Lang Michener LLP

*Member of the New York and British Columbia Bars

DDD/iag
Encl.

cc:	Magenta Media (US) Inc.
Attention: Nathan Amery, President and CEO